1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 14, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore
Re:	Axonic Alternative Income Fund (File Nos. 333-227724 and 811-23385)
Dear Mr. Minore:
This letter responds to comments that you provided in a telephonic call that took place on December 12, 2018 in connection with your review of our responses to your previous written comments (the “Initial Comment Letter”) regarding the registration statement on Form N-2 (“Registration Statement”) for Axonic Alternative Income Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2018.  The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Appendix A to this response letter contains changed pages of a revised version of the Registration Statement, which reflect the responses below.  As discussed, the Fund will file a pre-effective amendment to the Registration Statement that will incorporate the revised Registration Statement with any additional comments that you may have on December 17, 2018 (“Pre-Effective Amendment No. 1”).  Capitalized terms not defined herein have the definitions provided in the Registration Statement.
1.
Comment:  In connection with your response to Comment 8 in the Initial Comment Letter, please remove “capital preservation” from the revised disclosure. In addition, please confirm that the Fund’s investment objective, which states that the Fund seeks total return, given the use of the term “Income” in the Fund’s name and explain how the Fund’s investment objective is consistent with the Fund’s name.

Response: The Fund has revised the disclosure to remove “capital preservation.” In addition, the Fund notes that the Fund’s investment objective is consistent with its name, because total return includes income (as well as capital appreciation).
2.
Comment:  In connection with your response to Comment 10 in the Initial Comment Letter, please include additional risk disclosure relating to investments in junior and equity tranches of structured investments.

Response: The Fund has included additional risk disclosure regarding investments in junior and equity tranches of structured investments.
3.
Comment:  In connection with your response to Comment 12 in the Initial Comment Letter, please include additional risk disclosure relating to securities rated as low as “D” or unrated securities of comparable quality.

Response: The Fund has included additional risk disclosure regarding investments in securities rated as low as “D” or unrated securities of comparable quality.
4.	Comment: In connection with your response to Comment 15 in the Initial Comment Letter, please provide the annual minimum amount that the Fund will pay ALPS Fund Services, Inc.
Response: The Fund has included the annual minimum amount that the Fund will pay ALPS Fund Services, Inc.
5.
Comment:  In connection with your response to Comment 25 in the Initial Comment Letter, the Fund noted that its NAV is calculated daily in accordance with its valuation policies and procedures.  Please confirm that the Fund’s NAV for purposes of the calculation of the management fee is not based on the notional value of derivatives held by the Fund.

Response: The Fund confirms that the Fund’s NAV for purposes of the calculation of the management fee is not based on the notional value of derivatives held by the Fund.
6.
Comment:  In connection with your response to Comment 26 in the Initial Comment Letter, please confirm that the Fund will agree to include additional disclosure in a footnote to the fee table, if the Fund uses a subsidiary or special purpose vehicle.

Response: The Fund confirms that it will include additional disclosure in a footnote to the fee table, if the Fund uses a subsidiary or special purpose vehicle
7.
Comment:  In connection with your response to Comment 35 in the Initial Comment Letter, please confirm that the Fund will segregate liquid assets equal to the full amount of the Fund’s contractual obligation, if there is an event of default, without that amount being reduced by any amounts the counterparty will owe the Fund.

Response: The Fund hereby confirms that the Fund will segregate liquid assets equal to the full amount of the Fund’s contractual obligation, if there is an event of default, without that amount being reduced by any amounts the counterparty will owe the Fund.
8.
Comment:  In connection with your response to Comment 37 in the Initial Comment Letter, please confirm that the Fund will limit its investments in hedge funds and private equity funds that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to a maximum of 15% of the Fund’s net assets.  This limit does not apply to structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles, certain of which may, in some cases, rely on Section 3(c)(1) or 3(c)(7).

Response: The Fund has revised the disclosure to indicate that the Fund will limit investments in the aforementioned entities to a maximum of 15% of the Fund’s net assets and that, notwithstanding that limit, the Fund may invest, without limitation, in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles, certain of which may, in some cases, rely on Section 3(c)(1) or 3(c)(7).
9.
Comment:  In connection with your response to Comment 38 in the Initial Comment Letter, please include disclosure in the Registration Statement that the organizational and offering cost are included as expenses of the Fund under the expense limitation agreement and may be recouped by the Adviser.

Response: The Fund has revised the Registration Statement to include disclosure that the organizational and offering cost are included as expenses of the Fund under the expense limitation agreement and may be recouped by the Adviser.
10.
Comment:  In connection with your response to Comment 41 in the Initial Comment Letter, please include more detail and references to the policies and procedures that have been adopted to identify, address and resolve conflicts of interest.

Response: The Fund has revised the disclosure to highlight the policies and procedures that have been adopted to identify, address and resolve conflicts of interest.
11.	Comment: In connection with the response to Comment 44 in the Initial Comment Letter, you may revise the phrase “or group of industries” to “or group of related industries.”
Response: The Fund has revised the disclosure accordingly.
12.	Comment: Under the “SUMMARY OF TERMS – ADMINISTRATOR AND TRANSFER AGENT,” please disclose that the Adviser will not receive additional compensation under the Business Management Agreement.
Response: The Fund has disclosed that the Adviser will not receive additional compensation under the Business Management Agreement.
13.
Comment:  For the risk disclosure entitled “New Fund Risk,” please change “limited track record and history on which to base their investment decisions” to “no meaningful track record and history on which to base their investment decisions.”

Response: The Fund has made the requested change.

14.
Comment:  In the discussion of “Concentration” in the SAI, please remove “provided that, except to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act.”

Response: The Fund has made the requested change.
15.
Comment:  Consistent with the exemptive application to request the ability to offer multiple share classes, please include a statement in the Registration Statement that the Fund may in the future impose a front-end sales charge and/or distribution/service fee on the shares being registered.

Response: Although the Fund has no current intention to impose a front-end sales charge and/or distribution/service fee on the shares being registered, the Fund has included a statement in the Registration Statement that the Fund may in the future impose a front-end sales charge and/or a distribution/service fee (subject to any necessary shareholder approval) on the shares being registered.
16.
Comment:  Consistent with the exemptive application to request the ability to offer multiple share classes, please include a statement in the Registration Statement that the Fund may in the future impose a repurchase fee, but that any such repurchase fee would only apply to shares purchased after the repurchase fee is adopted and disclosed in the Registration Statement.

Response: Although the Fund has no current intention to impose a repurchase fee, the Fund has included a statement in the Registration Statement that the Fund may in the future impose a repurchase fee, but that any such repurchase fee would only apply to shares purchased after the repurchase fee is adopted and disclosed in the Registration Statement.
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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen

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